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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 Schedule 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                               NeighborCare, Inc.
                            (Name of Subject Company)

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                               NeighborCare, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.02 Per Share
                    (including the Associated Series B Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   64015Y-10-4
                      (CUSIP Number of Class of Securities)

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                              John F. Gaither, Esq.
              Senior Vice President, General Counsel and Secretary
                               NeighborCare, Inc.
                                7 East Lee Street
                               Baltimore, MD 21202
                                 (410) 752-2600
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                                Mark Gordon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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FOR IMMEDIATE RELEASE

Investor Contacts:                                 Media Contact:
-----------------                                  -------------
Tania Almond                                       Denise DesChenes/Dan Gagnier

Investor Relations                                 Citigate Sard Verbinnen

410-528-7555                                       212-687-8080




                          NEIGHBORCARE ISSUES STATEMENT


BALTIMORE, MD -- (June 3, 2004) - NeighborCare Inc. (NASDAQ: NCRX) today confirmed it has received a letter from Omnicare, Inc. (NYSE:OCR) stating that it intends to commence a tender offer to purchase all of the outstanding shares of NeighborCare for $30 per share in cash. The Board has reviewed and rejected two previous, similar proposals at this same price.

If a tender offer is indeed commenced, the Board of NeighborCare will, consistent with its fiduciary duties and responsibilities under Pennsylvania law, review the offer and make a recommendation to NeighborCare shareholders. Shareholders are urged not to take any action with respect to any offer until the Board makes a recommendation.

Goldman, Sachs & Co. and Wachtell Lipton Rosen & Katz have been retained by NeighborCare to assist the Board.


ABOUT NEIGHBORCARE, INC.
NeighborCare, Inc. (NASDAQ: NCRX) is one of the nation's leading institutional pharmacy providers serving long term care and skilled nursing facilities, specialty hospitals, assisted and independent living communities, and other assorted group settings. NeighborCare also provides infusion therapy services, home medical equipment, respiratory therapy services, community-based retail pharmacies and group purchasing. In total, NeighborCare's operations span the nation, providing pharmaceutical services in 32 states and the District of Columbia.

Visit our website at www.neighborcare.com.

Statements made in this release, our website and in our other public filings and releases, which are not historical facts contain "forward-looking" statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "may", "target" and similar expressions. Such forward looking statements include, without limitation, statements regarding the effect of the spin-off on our operations, expected changes in reimbursement rates and inflationary increases in state Medicaid rates. Factors that could cause actual results to differ materially include, but are not limited to, the following: costs, changes in the reimbursement rates or methods of payment from Medicare or Medicaid, or the implementation of other measures to reduce reimbursement for our services; changes in pharmacy legislation and payment formulas; the expiration of enactments providing for additional government funding; efforts of third party payors to control costs; the impact of federal and state regulations; changes in payor mix and payment methodologies; further consolidation of managed care organizations and other third party payors; competition in our business; an increase in insurance costs and potential liability for losses not covered by, or in excess of, our insurance; competition for qualified staff in the healthcare industry; our ability to control operating costs, and generate sufficient cash flow to meet operational and financial requirements; an economic downturn or changes in the laws affecting our business in those markets in which we operate; and that there can be no assurance that the spin-off transaction will increase shareholder value.


The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance. We disclaim any obligation to



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update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.



NeighborCare's shareholders are strongly advised to carefully read NeighborCare's solicitation/recommendation statement, when it becomes available, regarding the tender offer referred to in this press release, because it will contain important information. Free copies of the solicitation/recommendation statement, which will be filed by NeighborCare with the Securities and Exchange Commission, will be available at the SEC's web site at www.sec.gov, or at the NeighborCare web site at www.neighborcare.com, and will also be available, without charge, by directing requests to NeighborCare's Investor Relations Department at 410-528-7555.